
May 8, 2025

Alexander Pickett
Chief Executive Officer
Portage Biotech Inc.
Clarence Thomas Building, P.O. Box 4649
Road Town, Tortola, British Virgin Islands, VG1110

> **Re: Portage Biotech Inc.**
> **Registration Statement on Form F-3**
> **Filed May 5, 2025**
> **File No. 333-28696**

Dear Alexander Pickett:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrew D. Hudders, Esq.